ITEM 77M: Mergers

Van  Kampen  Trust  for  Investment  Grade  New  York  Municipals
("Acquiring Fund")

            On October 21, 2005, at a Special Meeting of Shareholders of Van Kampen New York Quality Municipal Trust and Van Kampen New York Value Municipal Income Trust (the "Target Fund"), shareholders of each Target Fund approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between the Acquiring Fund and each Target Fund, pursuant to which substantially all of the assets of each Target Fund would be combined with those of the Acquiring Fund and shareholders of each Target Fund would receive shares of the Acquiring Fund with a value equal to the value of their holdings in the Target Fund (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on February 3, 2005.

           On  October  28, 2005, the Reorganization between  the
Target Fund and the Acquiring Fund was completed according to the terms set forth in each Reorganization Agreement.

VTN